Exhibit 11.1

Computation of Earnings per Share

June 30, 2007
Basic:

Net loss	($429,749)

Average shares:
Common shares issued	96,397,506
Average shares outstanding	96,397,506

Net income per common share, basic	($0.00)

Diluted:

Net Income	($429,749)

Average shares:
Common shares issued	107,289,006
Average shares outstanding	96,397,506

Net income per common share, diluted	($0.00)